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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   67969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 11ᵗʰ Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Modzelewski   **212-532-3651**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWM CPAs LLP

(Name – if individual, state last, first, middle name)

100 Jericho Turnpike, Suite 220	Jericho	NY	11753-1024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
SEC 1410 (06-02)   displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas J. Modzelewski__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Marwood Group Research, LLC__ , as

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

MICHAEL E. WEISS
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WE6357269
Qualified In New York County
My Commission Expires 04-17-2021

_____
Signature

__COO__
_____
Title

Michael E Weiss
_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marwood Group Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marwood Group Research LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marwood Group Research LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marwood Group Research LLC's management. Our responsibility is to express an opinion on Marwood Group Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marwood Group Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KWM CPAs LLP

We have served as Marwood Group Research LLC's auditor since 2014.

Jericho, NY
February 27, 2019

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Cash	$ 132,458	
Accounts receivable, net of allowance for doubtful accounts of $33,000	133,497	
Prepaid expenses	11,559	
Deferred Taxes	2,500	
Total Assets		$ 280,014

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$ 77,082	
Deferred revenue	20,583	
Due to affiliates	19,272	
Total Liabilities		$ 116,937
Member's Equity		163,077
Total Liabilities and Member's Equity		$ 280,014

The accompanying notes are an integral part of these financial statements.

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Organization and Description of Business

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists of providing research services for the healthcare marketplace to hedge funds, mutual funds and corporations.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rate that it has in the past. If the financial condition of the clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required. At December 31, 2018, the Company determined that a reserve of $33,000 against accounts receivable was required.

At December 31, 2018, three clients accounted for $50,000, $17,174 and $16,875 or approximately 32%, 11% and 11%, respectively, of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operates limits concentrations of credit risk with respect to revenues and accounts receivable.

Revenue Recognition and Deferred Revenue

The Company adopted ASC 2014-09, Revenue from Contracts with Customers, effective January 1, 2018 (See Note 7). Under this guidance, revenue from contracts with clients is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to clients. A good or service is transferred to a customer when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the goods or service before control is transferred to the client. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the goods or service is transferred and discretion in establishing the price. The Company has determined that it is the principal for all its revenue channels and has recognized revenue on a gross basis as it is primarily responsible for delivering the services being provided, which is demonstrated by the Company's ability to control the amounts charged to the clients.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue (Continued)

Consulting fees consist of subscription fees and retainer fees for access to the Company's healthcare information database. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. Amounts received from clients in advance of when earned are recorded as deferred revenue and recognized ratably over time based on the terms of the contract.

Success fees consist of fees earned by the Company for marketplace research and analysis of healthcare policy developments. The value of these services are determined by negotiation between the Company and the client for annual or semi-annual periods based upon the perceived value by the client for the services for the applicable time period. Success fees are recognized when the Company satisfies the performance obligation at a point in time at the end of the annual or semi-annual service periods.

For the year ended December 31, 2018, no single client accounted for more than 10% of the Company's revenues.

The Company is committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of the consulting fees and success fees received by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYCUBT and DCUBFT are calculated as if the company filed on a separate return basis.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2018, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2018.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, if applicable, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 3 - Related Party Transactions

The Company, its Parent, and another broker-dealer affiliate related to the Parent (the "Affiliate"), are party to an expense sharing agreement (the "Agreement"), which may be revised from time to time, but not less than annually. The Agreement states that certain shared expenses; rent, telephone and IT services, office supplies and compensation/benefit administrative services, are to be paid by the Company and the Affiliate based on a formula of prior year expenses and present usage. Additionally, certain direct expenses are to be paid by the Company and Affiliate including audit fees, regulatory fees, FinOp fees and compensation of employees.

Net expenses charged to the Company were $222,755 and expenses reimbursed to the Company were $208,415 for the year ended December 31, 2018. Due to affiliates of $19,272, as shown on the Statement of Financial Condition, represents unreimbursed expenses at December 31, 2018.

For the year ended December 31, 2018, expenses paid by the Parent and recorded as capital contributions to the Company totaled $18,533.

Note 4 - Income Taxes

As of December 31, 2018 the company has recorded a benefit from income taxes of $2,500.

Note 5 - Retirement Plan

Effective January 1, 2011, the Company established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were $23,379 for the year ended December 31, 2018.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2018, the Company had net capital of $31,386 which was $23,590 in excess of its required net capital of $7,796. The Company's ratio of aggregate indebtedness to net capital was 3.73 to 1 at December 31, 2018.

Note 7 - Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contacts with Customers (Topic 606). This ASU amends the guidance for revenue recognition to replace numerous, industry specific requirements. In August 2015, ASU 2015-14 was issued which delayed the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2017 for public companies. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. Accordingly, the new revenue standard was applied prospectively in the Company's financial statements from January 1, 2018 forward. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amounts of its revenue recognition under Topic 606. The company's accounting practices did not change materially as a result of applying the principles of revenue recognition from Topic 606 and are consistent with existing guidance and current practices applied by the Company. As a result of this assessment by the Company, there was no impact to retained earnings as of January 1, 2018 or to revenue for the year ended December 31, 2018 after adopting Topic 606.

As Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 8 - Concentration of Credit Risk

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2018, the Company maintained cash balances that exceeded the federally insured limits. At December 31, 2018 the balance in the bank did not exceed the federally insured limit. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.